Exhibit 99.2

ICECURE MEDICAL LTD.

CEASEREA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 15, 2025

The enclosed proxy statement is being solicited by the board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held at on Thursday, May 15, 2025 at 16:00 Israel time, or at any adjournment or postponement thereof, at the Company’s offices at 7 Ha’Eshel St., Caesarea, 3079504, Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Quorum and Adjournment

Two or more shareholders present, personally or by proxy, holding not less than 25% of the Company’s issued and outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour of the Meeting time a quorum is not present, the Meeting shall stand adjourned until May 15, 2025, at 18:00 Israel time. If a quorum is not present at the adjourned meeting within half an hour of this time, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Proposal Nos. 1, 2, 3 (in case Proposal 1 will not be approved), 4 and 5 (in case Proposal 1 will not be approved), described hereinafter, are subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, a “Controlling Shareholder” is defined under the Companies Law (as defined hereafter) as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a Controlling Shareholder if it holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. In the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in a company is also presumed to be a Controlling Shareholder if no other shareholder holds more than 50% of the voting rights in such company. “Means of Control” is defined as either: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; or (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

Proposal Nos. 3 (in case Proposal 1 will be approved) and 5 (in case Proposal 1 will be approved), require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% of the outstanding voting rights of the Company), to Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: ronent@icecure-medical.com, no later than April 17, 2025.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement in accordance with the Companies Law (a “Position Statement”) to the Company’s offices, c/o Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: ronent@icecure-medical.com. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than May 5, 2025. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The response of the Board of Directors to the Position Statement will be submitted no later than May 9, 2025.

One shareholder or more holding Ordinary Shares which represent 5% or more of the Company’s voting rights (58,616,276 Ordinary Shares as of the date of this Proxy Statement) and whoever holds 5% (five percent) of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (24,031,790 Ordinary Shares) is entitled to examine the proxy and voting materials in the Company’s office after the General Meeting is held.

There may be changes on the agenda after publishing the Proxy and there may be additional Position Statements which could be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

For purposes of all the Proposals above, a shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether such shareholder is a controlling shareholder or has a personal interest in any such proposals, and failure to do so disqualifies the shareholder from voting on of each of the Proposals above. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to vote on any of the above Proposals (as the case may be), you should indicate that you, or a related party of yours, is a controlling shareholder or that there is a personal interest on the enclosed proxy card (if applicable) and should therefore contact our Chief Financial Officer, Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: ronent@icecure-medical.com, who will advise you as to how to submit your vote for such proposals. If you hold your shares in a “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of any of the above Proposals, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

PROPOSAL 1

TO APPROVE the RENEWAL OF THE COMPANY’S COMPENSATION POLICY

Pursuant to the Israeli Companies Law, all public Israeli companies are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. In addition, the Company is required to review, update (if necessary) and approve the Compensation Policy every three (3) years.

Accordingly, On March 23, 2025 and on March 26, 2025 the compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, reviewed in depth the terms of the previous compensation policy which was in effect between the years 2022-2025 (the “Previous Compensation Policy”), compared different components of compensation to companies similar to the Company using a benchmark analysis performed by an independent consultant, and approved and recommended that the Company’s shareholders approve the updated 2025 compensation policy, in the form attached as Exhibit A to the Proxy Statement (the “New Compensation Policy”), for a period of three (3) years commencing on the shareholders’ approval.

The following table presents the main changes made in the New Compensation Policy compared to the Previous Compensation Policy:

Section	Topic	Current Policy	New Policy
2.5.5	Vehicle lease

CEO- up to $75,000 or by way of leasing in the amount of up to $2,000 per month excluding VAT, linked to the consumer price index.

Subordinate office holders- up to $65,000 or by way of leasing in the amount of up to $1,600 per month before VAT, linked to the consumer price index.

CEO- up to $80,000 or by way of leasing in the amount of up to $3,000 per month excluding VAT, linked to the consumer price index.

Subordinate office holders- up to $70,000 or by way of leasing in the amount of up to $2,500 per month before VAT, linked to the consumer price index.

2.5.6.2 (a)	Limit of insurer’s liability	The limit of insurer’s liability under the insurance policy shall not exceed $50,000,000 million per claim and during the insurance period covered by that policy	The limit of insurer’s liability under the insurance policy shall not exceed $75,000,000 million per claim and during the insurance period covered by that policy
2.5.6.2 (d)	Run-off	A premium for the Run-Off period in the rate of up to 400% of the last paid annual premium.	The limit of liability of the insurer shall not exceed $100,000,000 per claim and in the aggregate for the term of the policy for a premium for the Run-Off period in the rate of up to 400% of the last paid annual premium.
2.6.1.1	Advance notice period	Active Chairman- up to 90 days notice	Active Chairman- 30 days per year of service and up to 180 days advance notice
2.6.3.1	Retirement terms	Office holders – • 3 Years and above seniority – Up to 3 monthly salaries of adjustment • 5 Years and above seniority – Up to 6 months salaries of adjustment

Office holders –

•      3 Years seniority in the company – Up to 3 monthly salaries of adjustment

•      6 Years seniority in the company – Up to 6 months salaries of adjustment

•      Between 3-6 years- monthly salaries pro rata calculation.

2.7.9	Annual bonus- partial payment	N/A	The Compensation Committee and the Board of Directors may determine to pay the Office holder part of the component of the annual bonus at any time during the said year, following their approval that the Office holder did fulfill a measurable target.
2.11.1.3	Acceleration of awards in case of “Deemed liquidation” definition shall mean:

(i) the acquisition of the Company by, or the merger of the Company with another entity, consolidation, reorganization and/or recapitalization; provided that any of the said events results in an event prescribed under subsection (iii) below; (ii) the sale, assignment or disposal by the Company of all or substantially all of the issued and outstanding shares of the Company; or (iii) any other transaction or series of transactions following which the shareholders of the Company prior to the closing of such transaction own, directly or indirectly, less than 50% (fifty percent) of the voting power of the surviving entity (except in connection with public offering).

It is clarified that the Company’s Board of Directors will be entitled to reduce the definition of “Deemed Liquidation” at the time of the equity-based grant, and to determine that “a deemed liquidation is one or more of the aforementioned criteria.”

Shall mean:

(i) a merger or consolidation of the Company with or into another corporation resulting in such other corporation being the surviving entity or the direct or indirect parent of the Company or resulting in the Company being the surviving entity and there is a change in the ownership of Company’s shares of, such that another person or entity owns fifty percent (50%) or more of the outstanding voting power of the Company’s securities by virtue of the transaction; (ii) an acquisition of all or substantially all of the Company by any person (including an existing non-majority shareholder or its affiliate of shares not held by any affiliate of such shareholder); (iii) the sale and/or transfer (including by way of an exclusive license) of all or substantially all of the Company’s assets; or (iv) such other transaction with a similar effect, as shall be determined by the Board.

In case of any doubt whether the facts of the transaction in question meet the foregoing definition of the term Deemed Liquidation, then the Board shall determine whether or not the facts of the transaction in question meet the definition the foregoing definition.

When considering the New Compensation Policy, the Compensation Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Compensation Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant. The Compensation Committee and the Board of Directors believe that the New Compensation Policy is designed to promote retention of and incentivize directors and executive officers, incentivize superior individual excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to adopt the New Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

to approve an equity-based compensation GRANT to Mr. Eyal Shamir,

THE Company’s Chief Executive Officer and director

On March 23, 2025 and on March 26, 2025 (the “Date of Grant”), the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve the grant of Restricted Share Units (“RSUs”) to Mr. Eyal Shamir, the Company’s Chief Executive Officer and a director, under the Company’s Amended and Restated 2024 Employee Equity Incentive Plan (the “2024 Plan”).

The recommended grant to Mr. Shamir consists of 525,949 RSUs (the “Grant of RSUs to Mr. Shamir”). The aggregate value of the Grant of RSUs to Mr. Shamir and its terms are in accordance with the Previous Compensation Policy and the New Compensation Policy and amounts to a total value of approximately $ 599,582.

Terms of Grant of RSUs to Mr. Shamir

-	Vesting Schedule: The RSUs granted to Mr. Shamir are subject to a vesting schedule (the “Vesting Schedule of RSUs”) which shall be triggered upon the Company receiving U.S. Food and Drug Administration (“FDA”) approval for its ProSense system for breast cancer treatment (the “Milestone Date”). Following the Milestone Date, the RSUs shall vest as follows: (i) one quarter (1/4) of the RSUs granted shall vest on July 1, 2025 (the “First Installment”); and (ii) the rest of the granted RSUs shall vest in a total 3-year period in 12 equal installments at the end of each quarter following the First Installment.

-	Acceleration Mechanism: The Vesting Schedule of RSUs may be accelerated upon the occurrence of special events (such as ‘Deemed Liquidation’, as defined in the New Compensation Policy, or in accordance with the 2024 Plan).

In the event of termination of employment between the Company and Mr. Shamir, any unvested RSUs at the time of such termination shall expire immediately.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

All other terms and conditions of the RSUs are in accordance with the 2024 Plan.

Together with the outstanding options to purchase up to 588,833 Ordinary Shares of the Company, granted to Mr. Shamir in aggregate in the past, subject to the approval of shareholders to the Grant of RSUs to Mr. Shamir, Mr. Shamir’s holdings will be equal to approximately 1.8% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this proxy statement.

In recommending the approval of the Grant of RSUs to Mr. Shamir, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder; and also considered, including, among other things: (i) factors enumerated in the New Compensation Policy including the position, responsibilities, background and experience of Mr. Shamir; (ii) the fact that Mr. Shamir did not receive any equity-based compensation in the past two years; (iii) that the Grant of RSUs to Mr. Shamir is in accordance with the Previous Compensation Policy and the New Compensation Policy terms; (iv) that the Grant of RSUs to Mr. Shamir constitutes fair and reasonable value; and (v) Mr. Shamir’s contributions and achievements as the Company’s Chief Executive Officer, including finalizing the ICE3 study, regulatory submission to the FDA of the ICE3 study results for breast cancer clearance and the recent regulatory approval of the XSense system by the FDA. Additionally, Mr. Shamir has presided over the Company’s continued global growth, as evidenced by the increased utilization of its cryoablation system, with regulatory approval and initial sales in Brazil and regulatory clearance for IceSense3 CryoProbes, in the People’s Republic of China. Mr. Shamir has successfully overseen a strategy to raise the awareness of the Company’s cryoablation systems, including among the leading medical societies such as the American Society of Breast Surgeons, the Society of Interventional Radiologists and the Society of Interventional Oncologists.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Eyal Shamir, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 3

to approve an equity-based compensation GRANT to Mr. RON MAYRON,

THE COMPANY’S chairman OF THE BOARD OF DIRECTORS

On March 23, 2025 and on March 26, 2025, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve a grant of RSUs to Mr. Ron Mayron, the Company’s Chairman of the Board of Directors, under the 2024 Plan.

The recommended grant to Mr. Mayron, consists of 286,631 RSUs (the “Grant of RSUs to Mr. Mayron”). The aggregate value of the Grant of RSUs to Mr. Mayron and its terms are in accordance with the Previous Compensation Policy and the New Compensation Policy and amounts to a total value of approximately $ 326,759.

Terms of Grant of RSUs to Mr. Mayron

-	Vesting Schedule: The RSUs granted to Mr. Mayron are subject to a vesting schedule (the “Vesting Schedule of RSUs”) which shall be triggered upon the Company receiving FDA approval for its ProSense system for breast cancer treatment (the “Milestone Date”). Following the Milestone Date, the RSUs shall vest as follows: (i) one quarter (1/4) of the RSUs granted shall vest on July 1, 2025 (the “First Installment”); and (ii) the rest of the granted RSUs shall vest in a total 3-year period in 12 equal installments at the end of each quarter following the First Installment.

-	Acceleration Mechanism: The Vesting Schedule of RSUs may be accelerated upon the occurrence of special events (such as ‘Deemed Liquidation’, as defined in the New Compensation Policy, or in accordance with the 2024 Plan).

In the event of termination of employment between the Company and Mr. Mayron, any unvested RSUs at the time of such termination shall expire immediately.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

All other terms and conditions of the RSUs are in accordance with the 2024 Plan.

Together with the outstanding options to purchase 314,590 Ordinary Shares of the Company, granted to Mr. Mayron in aggregate in the past, subject to the approval of shareholders to the Grant of RSUs to Mr. Mayron, Mr. Mayron’s holdings will be equal to approximately 1% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this proxy statement.

In recommending the approval of the Grant of RSUs to Mr. Mayron, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, including among other things: (i) the position, responsibilities, background and experience of the grantee; (ii) that Mr. Mayron did not receive any equity-based compensation in the past two years; (iii) that the Grant of RSUs to Mr. Mayron is in accordance with the Previous Compensation Policy and the New Compensation Policy terms; (iv) that the Grant of RSUs to Mr. Mayron constitutes fair and reasonable value; and (v) Mr. Mayron’s services and contribution to the Company in the form of providing guidance and leadership. Mr. Mayron, as Active Chairman of the Board of Directors, established the Company’s vision, and helped to develop the strategic plan that enabled the Company to achieve several key milestones over the past year, including but not limited to the completion of the ICE3 study, regulatory submission to the FDA of the ICE3 study results for breast cancer clearance and recent regulatory approval of the XSense system by the FDA.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Ron Mayron, as set forth in this Proxy Statement.”

In case Proposal 1 to this Proxy Statement will be approved, the approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

In case Proposal 1 to this Proxy Statement will not be approved, the approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

to approve an equity-based compensation GRANT to Mr. YANG HUANG, A DIRECTOR OF THE COMPANY

Background

Mr. Yang Huang is a director of the Company and provides services to the Company’s controlling shareholder, Epoch Partner Investments Limited.

Under the Companies Law, arrangements concerning compensation of a Company’s controlling shareholder and his relatives, in accordance with or which exceed the terms of the Company’s Compensation Policy, require the approval by the Compensation Committee, the Board of Directors and the Company’s shareholders (in a Special Majority), in that order.

Grant of Equity-Based Compensation

On March 23, 2025 and on March 26, 2025, the Date of Grant, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve a grant of RSUs to Mr. Yang Huang, a director of the Company.

The recommended grant to Mr. Huang consists of 111,468 RSUs to be granted to Mr. Huang (the “Grant of RSUs to Mr. Yang Huang”). The aggregate value of the Grant of RSUs to Mr. Huang and its terms are both in accordance with the Previous Compensation Policy and the New Compensation Policy and amounts to a total value of approximately $ 127,074.

Terms of Grant of RSUs To Mr. Yang Huang

-	Vesting Schedule: The RSUs granted to Mr. Yang Huang are subject to a vesting schedule (the “Vesting Schedule of RSUs”) which shall be triggered upon the Company receiving FDA approval for its ProSense system for breast cancer treatment (the “Milestone Date”). Following the Milestone Date, the RSUs shall vest as follows: (i) one quarter (1/4) of the RSUs granted shall vest on July 1, 2025 (the “First Installment”); and (ii) the rest of the granted RSUs shall vest in a total 3 year period in 12 equal installments at the end of each quarter following the First Installment.

-	Acceleration Mechanism: The Vesting Schedule of RSUs may be accelerated upon the occurrence of special events (such as ‘Deemed Liquidation’, as defined in the New Compensation Policy or in accordance with the 2024 Plan).

In the event of termination of engagement between the Company and Mr. Huang, any unvested RSUs at the time of such termination shall expire immediately.

All other terms and conditions of the RSUs are in accordance with the 2024 Plan.

Together with the outstanding options to purchase 146,373 Ordinary Shares of the Company, granted to Mr. Huang in aggregate in the past, subject to the approval of shareholders to the Grant of RSUs to Mr. Huang, Mr. Huang’s holdings will be equal to approximately 0.3% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this proxy statement.

In recommending the approval of the Grant of RSUs to Mr. Yang Huang, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, including among other things: (i) that the Grant of RSUs to Mr. Huang is in accordance with the Previous Compensation Policy and the New Compensation Policy; (ii) that the Grant of RSUs to Mr. Yang Huang constitutes fair and reasonable value; and (iii) Mr. Huang’s efforts and contribution to the Company’s operations in the People’s Republic of China and regulatory achievements in the People’s Republic of China, including clearance for the IceSense3 CryoProbes.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Yang Huang, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5

TO APPROVE AN AMENDMENT TO THE SERVICES AGREEMENT OF MR. RON MAYRON,

CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS

Background

Since assuming the role of Chairman in January 2018, Mr. Mayron has led the Company through a significant period of growth and strategic progress, including, among other achievements, its listing on Nasdaq Capital Market, finalizing the benchmark ICE3 trial and study, successfully receiving a favorable recommendation from the FDA medical device advisory committee panel for ProSense, and the development of its next-generation XSense system.

An amendment to the services agreement of Mr. Mayron

Mr. Mayron currently receives a fixed monthly fee of NIS 33,000 and does not have an advance notice period in place, which is uncommon compared to standard industry practices for chairpersons of public companies.

On March 23, 2025 and on March 26, 2025, the Compensation Committee and the Board of Directors, respectively, approved adding a six-month advance notice period to Mr. Mayron’s services agreement (the “Amended Notice Period”) and recommended that the Company’s shareholders approve it as well.

In recommending the approval of the Amended Notice Period to Mr. Mayron, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, including among other things: (i) that the Amended Notice Period is in accordance with the New Compensation Policy; (ii) Mr. Mayron’s leadership, efforts and contribution to the Company’s business development, funding and advancement in its research and development and regulatory positioning; and (iii) the proposed Amended Notice Period is intended to align with prevailing corporate governance standards and to ensure an orderly future leadership transition, thereby enhancing the Company’s long-term stability and providing greater assurance to investors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Amended Notice Period to the services agreement of Mr. Ron Mayron, as set forth in this Proxy Statement”

In case Proposal 1 to this Proxy Statement will be approved, the approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

In case Proposal 1 to this Proxy Statement will not be approved, the approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 10, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 10, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Ha’Eshel St., Caesarea, 3079504, Israel.

By Order of the Board of Directors
IceCure Medical Ltd.

Ron Mayron, Chairman of the Board of Directors

Exhibit A

IceCure Medical Ltd.

(“the Company”)

Compensation Policy for Company’s Office Holders

Dated: May 2025

Introduction

1.1	Pursuant to the provisions of the Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time (hereafter the – “Companies Law”), on January 18, 2022, the Company’s Compensation Committee (the “Compensation Committee”) and the Company’s Board of Directors (the “Board of Directors”) approved a compensation policy with respect to the terms of service and / or employment of Company’s office holders (as defined below) (Hereinafter - the “Office holders”). On [____], 2025 and [___], 2025, the Compensation Committee and the Board of Directors, respectively, approved the renewal of the compensation policy (the “Policy”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter.

1.2	The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its Office holders in any territory.

1.3	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to Office holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s Office holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of Office holders to the contribution of the Office holder to the achievement of the Company’s goals.

1.4	This Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval by the general meeting of Company’s shareholders (the “General Meeting”). This policy shall be brought forward for re-approval by the Compensation Committee, the Board of Directors and the General Meeting after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this Policy, does, indeed, comply with the terms of this Policy and the parameters set therein for each Company Office holder.

1.6	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its Office holder, which – in order to remove any doubt – this Policy cannot change.

1.7	For the avoidance of doubt, any compensation of Office holders (as defined below), which are controlling shareholders of the Company (as the meaning of “control” is defined in the Companies Law), if applicable, may require additional approvals (such as shareholders’ approval) under Applicable Law.

2.	The Policy

2.1	Definitions

“Applicable Law”- shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

“Office holder”- as defined in the Companies Law- 5759-1999, i.e., Chief Executive Officer (CEO), Chief Business Officer (CBO), deputy CEO, any person filling any of these positions in the Company even if he or she holds a different title, Directors (including Chairmen)Office holder, and any Subordinate office holder.

“Subordinate office holder”- Office holder manager reporting directly to the CEO.

“Foreign office holder”- Office holder who his / her residency is outside of Israel.

2.2	Components of the Policy

In accordance with the Policy, the compensation of the Office holders shall be based on all or some of the following components:

2.2.1	Basic salary– refers to the gross monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee Office holder) – the monthly gross consultation fees, excluding VAT (if applicable) (as specified below);

2.2.2	Social and related benefits - social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3	Variable cash compensation (bonus) – short and medium-term compensation, including annual bonuses, based on results and achievement of targets. The Company may also determine that a certain Office holder will be paid discretionary annual / one time / special bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4	Variable equity-based compensation– share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(the components in sections 2.2.3 and 2.2.4 above shall be called hereafter: the “variable components”).

At the time of approval of the compensation package of an Office holder, the Compensation Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this Policy.

2.3	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of an Office holder.

2.3.1	Education, skills, expertise, tenure (specifically in the Company and in the Office holder’s field of expertise in general), professional experience and achievements of the Office holder;

2.3.2	The role of the Office holder, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this Office holder;

2.3.3	The Office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4	The extent of responsibility delegated to the Office holder.

2.3.5	The Company’s need to recruit or retain an Office holder with unique skills, knowledge, or expertise.

2.3.6	Whether a material change has been made to the role or function of the Office holder, or to the Company’s requirements from this Office holder.

2.3.7	The size of the Company and the nature of its activities.

2.3.8	As to service and employment terms that include retirement grants – the term of service or employment of the Office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the Office holder’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

2.3.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the Office holder’s salary compared to the salaries of other Office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below); (b) the availability of suitable candidates that can serve as Office holders in the Company, the recruitment and retainment of the Office holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4	Payroll review

2.4.1	For the purpose of determining the payroll that can be offered to an Office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5	Basic salary, benefits and other related benefits

2.5.1	The Basic salary of an Office holder shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2	The Basic salary shall be in absolute numbers and will include additional costs as required by any Applicable Law and according to the Office holders’ position (such as a Company vehicle etc.).

2.5.2.1	The Company may determine that an Office holder’s Basic salary shall be linked to a certain currency or index.

2.5.3	In any case, the basic monthly salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015):

Position**	Maximum basic monthly gross salary* [in $]
Active Chairman of the Board of Directors (“Active Chairman”)	40,000
Company’s CEO (“CEO”)	36,000
Subordinate Office s	25,000
Foreign Office s	36,000

*	An amount paid to an Office holder other than an Active Chairman, as monthly consultation fees (in respect of which an invoice is issued), which is up to 1.4 times higher than the maximum Basic salary set for his position, shall not be considered to be a deviation from the Policy.

**	The amounts presented above are in respect of a full-time position; those amounts shall change in proportion to the scope of position of the Office holder.

2.5.4	Social benefits[1], related benefits, reimbursement of expenses

The compensation package may include benefits that are generally acceptable in the market where employee serves, such as vacation pay2, contributions towards pension, life insurance, education fund, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, severance pay, managers insurance, disability insurance, leased car or company car, as well as bearing the cost of related expenses or reimbursement thereof, or the value of the use thereof, including the gross up of car use value, or transportation allowance, sick days, recuperation pay, expense reimbursement (including domestic and international travel expenses and per diem payments), payments for meals during working hours, according to the Company’s policy, payments or participation in relocation and related costs and expenses, loans or advances (subject to Applicable Law), newspaper or online subscriptions, professional membership dues or subscription fees, exculpation and indemnification to the fullest extent permitted by Applicable Law, directors’ and officers’ liability insurance, to the fullest extent permitted by Applicable Law, all as approved by the Compensation Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

Any of the above benefits may include gross up of taxes and/or mandatory payments required to be made by Applicable Law.

2.5.5	Vehicle

Company Office holders shall be entitled (if approved in accordance with Applicable Law) to receive a Company vehicle (including by way of leasing) in the following costs:

●	CEO- up to $80,000 or by way of leasing in the amount of up to $3,000 per month excluding VAT, linked to the consumer price index.

●	Subordinate office holders- up to $70,000 or by way of leasing in the amount of up to $2,500 per month before VAT, linked to the consumer price index.

Such entitlement may include grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

The Company may add an amount equal to the vehicle costs as additional salary to the Office holder, provided that the total payroll will be in accordance to the limitation of the Policy.

2.5.6	Insurance, indemnification, and exemption

Insurance

2.5.6.1	Company’s Office holders shall be entitled to insurance coverage, including “run-off” and/or SIDE A type policies, to be provided by a liability insurance policy of directors and Office holders, including the controlling shareholders, which the Company will purchase from time to time, subject to the approvals required by law.

2.5.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.5.6.1 above, the Company’s Office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and Office holders, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

1	As to an Office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.
2	An Office holder shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow the Office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

a.	The limit of insurer’s liability under the insurance policy shall not exceed $75,000,000 per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and Office holder thereof or an Office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Office holders to receive indemnity from the insurer’s take precedence over the right of the Company itself.

c.	Without derogating Section 2.5.6.2(b) above, the total annual premium that the Company will pay to an insurance company for the Office holders liability insurance as described above, shall be (i) determined by the Compensation Committee and after consulting with an insurance expert; in market conditions and in an immaterial cost at the time of purchasing; or (ii) shall not exceed a total of $5,000,000.

d.	In case of a material change in risk, or a change in control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run-Off coverage of up to 7 years (the “Run Off period”). The limit of liability of the insurer shall not exceed $100,000,000 per claim and in the aggregate for the term of the policy for a premium for the Run Off period in the rate of up to 400% of the last paid annual premium.

e.	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

f.	In this section 2.5.6.2, if the overages do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.6.3	The Company’s Office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the Companies Law and the Company’s articles of association. The overall amount of indemnification per event to each Office holder and to all Office holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; and (ii) $5,000,000 (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and Office holders, which the Company has purchased or will purchase from time to time.

2.5.6.4	Company’s Office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the Companies Law and the Company’s articles of association.

2.6	Compensation in connection with termination of employment

2.6.1	Advance notice period

2.6.1.1	An Office holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Active Chairman- 30 days per year of service, and in any case up to 180 days advance notice period.

CEO- up to 270 days advance notice period.

Subordinate office holder- up to 240 days advance notice period.

2.6.1.2	Over the course of the advance notice period, the Office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the Office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.3	The service or employment terms of the Office holders may include a provision whereby the Company may terminate the services or employment of the Office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an Office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the Office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.6.2	Severance pay

Office holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the local law.

2.6.3	Retirement terms

2.6.3.1	The retirement terms of Company’s Office holders shall be determined by the Compensation Committee and the Board of Directors (in case of CEO, might require other approvals according to Applicable Law), in accordance with the following table, while taking into account, among other things, the parameters set out in section 2.3 above, the period of service or employment of the Office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s and the circumstances of the retirement:

Seniority	Validation of the right from termination of employment / services date
3 Years	Up to 3 monthly salaries of adjustment
3-6 years	Up to Pro-rata calculation of monthly salaries
6 Years and above	Up to 6 months salaries of adjustment

2.7	Annual bonus

In addition to the basic salary, the compensation package of Company’s Office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed Office holder – the gross salary in terms of employer cost as paid to the Office holder for the month of December in the relevant year, including any social benefits and related benefits as detailed in section 2.5.4 and 2.5.5 herein and (ii) in the case of Office holder with no employer-employee relationship – the fee paid to the Office holder for the month of December in the relevant year, excluding VAT (if applicable).

2.7.1	Components of the annual bonus

The Company may grant an Office holder an annual bonus up to the maximum annual bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the Office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the Office holder meets only some of the targets.

According to the rates stated below, the components for each of the Office holders of the annual bonus will be:

(i)	Measurable Company Targets (from the categories in the list below);
(ii)	Measurable Personal Targets (from the categories in the list below); and
(iii)	Discretionary Bonus (according to the limitations set forth herein):

	Measurable Company Targets	Measurable Personal Targets	Discretionary Bonus
Active Chairman / CEO	0-100%	0-100%	0-25% (by Board of Directors), see section 2.7.3(1) below
Subordinate office holders	0-100%	0-100%	0-25% (by CEO), see section 2.7.3(2) below.

2.7.2	Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each Office holder, his areas of responsibility and the Company’s activity. a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant Office holder.

These performance metrics may include, among other things:

Active Chairman and CEO Measurable Targets Criteria

(a)	sales and marketing targets.
(b)	Increase of revenue targets.
(c)	Increase Systems utilization by customers
(d)	Engagement in contracts with revenue potential in a determined amount.
(e)	Engagement in collaboration contracts.
(f)	Engagement of material contracts and/or strategic contracts.
(g)	Achievement of product development milestones.
(h)	Reducing costs.
(i)	Achievement of targets/milestones relating to Company’s products and projects.
(j)	Promotion of strategic plans and targets, including targets which were set for the Office holder, and which are relevant to the relevant Office holder’s area of activity.
(k)	Achievement of regulatory approvals.
(l)	Achievement of reimbursement for the Company’s products.
(m)	Achievement of penetration new territories.
(n)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.
(o)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

Subordinate Measurable Targets Criteria

(a)	sales and marketing targets.
(b)	Increase of revenue targets.
(c)	Increase Systems utilization by customers
(d)	Engagement in contracts with revenue potential in a determined amount.
(e)	Engagement in collaboration contracts.
(f)	Engagement of material contracts and/or strategic contracts.
(g)	Achievement of product development milestones.
(h)	Reducing costs.
(i)	Achievement of targets/milestones relating to Company’s products and projects.
(j)	Promotion of strategic plans and targets, including targets which were set for the Office holder, and which are relevant to the relevant Office holder’s area of activity.
(k)	Achievement of regulatory approvals.
(l)	Achievement of reimbursement for the Company’s products.
(m)	Achievement of penetration new territories.
(n)	Budget and work plan related targets.
(o)	Inventory and Production related targets.
(p)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.
(q)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

2.7.3	Discretionary bonus

(1)	With regard to the Company’s CEO and an Active Chairman of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria.

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the Active Chairman (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the Active Chairman (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO or to the Active Chairman (as applicable and separately) shall not exceed three (3) gross monthly salaries of that Office holder.

(2)	With regard to Subordinate office holders or Foreign office holders– subject to the provisions of the law, Subordinate office holders or Foreign office holders, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate office holders or Foreign office holders, shall not exceed three (3) gross monthly salaries of the Subordinate office holder.

2.7.4	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (regarding Subordinate office holders) and by the Company’s Board of Directors with regard to Active Chairman and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to Applicable Law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on an Annual, quarterly, monthly, or otherwise basis.

2.7.6	Annual bonus that is based on measurable targets only

2.7.6.1	Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to Active Chairman of the Board of Directors or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the Office holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other Office holders in the Company).

b.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an Office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other Office holders, who are not related to the controlling shareholder.

2.7.7	The maximum annual bonus of Office holders as of date of payment thereof (both in respect of Discretionary Bonus and in respect of bonus based on Measurable Targets):

Role	Maximum Annual Bonus[3]
Active Chairman	Up to 6 salaries (subject to the provisions of section 2.7.3(1) above)
CEO	Up to 12 salaries (subject to the provisions of section 2.7.3(1) above)
Other Subordinate office holders	Up to 9 salaries

[3]	The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

2.7.8	The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every Office holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant Office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate office holders, shall be determined by the Compensation Committee and Board of Directors, at the recommendation of the CEO.

2.7.9	In case the Office holder fulfilled any of the measurable targets that was determined in advance by the Compensation Committee and the Board of Directors, the Compensation Committee and the Board of Directors may determine to pay the Office holder part of the component of the annual bonus at any time during the said year, following their approval that the Office holder did fulfill a measurable target.

2.7.10	The Compensation Committee and Board of Directors may decide to pay the annual bonus in cash and/or equity.

2.7.11	The Compensation Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the Office holder is entitled, at their own discretion.

2.7.12	The Company may pay an Office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the Office holder.

2.7.13	The Office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

2.8	One-Time Bonus

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an Office holder, including the chairmen and directors, in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business (the “One-Time Bonus”).

The aggregate amount of one-time bonus and annual bonus, shall not exceed 18 monthly base salaries. The One-Time Bonus is separate from the Special Bonus and the annual bonus.

An approval of a One-Time Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of all discretionary bonuses does not exceed 3 monthly salaries.

2.9	Special Bonus- merger or sale or assignment by the Company of all or substantially all of its shares or assets.

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an Office holder, including board members and chairmen, in case of a consummation of a merger, or sale or assignment by the Company of all or substantially all of the issued and outstanding shares of the Company and/or all or substantially all of the Company’s assets (i.e. the “Special Bonus”). The Special Bonus for all Office holders together will be subject to a limit of 6% of the Transaction value, and in accordance with Applicable Law (the “Special Bonus”).

The Special Bonus is separate from the One-Time Bonus and the Annual Bonus.

An approval of a Special Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of all discretionary bonuses does not exceed 3 monthly salaries.

2.10	Commissions

The CEO, may decide to grant Office holders that are providing services of sales and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Office holders” and “Commission”, respectively). The purpose of granting Commissions to Sales Office holders is to incentivize Sales Office holders to increase the amount of sales of Company’s products. For each Sales Office holder, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 5% from direct contribution to the Company’s income from sales, and in any case, the amount paid for each Sales Office holder shall not exceed $500,000. The Commissions will be paid on either a monthly, quarterly or annual basis. The maximum amount of Commissions shall be considered from time to time.

The Commission paid to a Sales Office holder shall be separate from the Annual Bonus and/or Special Bonus given to them, or instead of Annual Bonus and/or Special Bonus, as suggested by in each case by the CEO and approved by the Compensation Committee.

The Commission shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 2.12 herein.

2.11	Long-term compensation

2.11.1	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the Office holder’s compensation. In addition, granting long term compensation is a tool for preserving good personnel. The principles for the long-term compensation are as follows:

2.11.1.1	The Company will provide equity-based compensation, which can include Options, Restricted Share Units (“RSUs”), Restricted Shares (“RS”) and or any other equity-based compensation in accordance with the Plan, to Office holders, from time to time at the Board of Directors’ discretion, and subject to the applicable approvals according to the Companies Law.

2.11.1.2	Vesting Period- The vesting period will not be less than one year, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the Office holder and as will be from time to time, or in case the vesting depends on milestones.

2.11.1.3	Acceleration Mechanism- The Board of Directors (and in relation to the CEO or directors, as required by Applicable Law) may allow immediate acceleration for any unvested options and/or RSUs granted to Office holders, upon closing of a Deemed Liquidation (as defined below):

“Deemed Liquidation” - shall mean:

(i) a merger or consolidation of the Company with or into another corporation resulting in such other corporation being the surviving entity or the direct or indirect parent of the Company or resulting in the Company being the surviving entity and there is a change in the ownership of Company’s shares of, such that another person or entity owns fifty percent (50%) or more of the outstanding voting power of the Company’s securities by virtue of the transaction; or (ii) an acquisition of all or substantially all of the Company by any person (including an existing non-majority shareholder or its affiliate of shares not held by any affiliate of such shareholder); or (iii) the sale and/or transfer (including by way of an exclusive license) of all or substantially all of the Company’s assets; or (iv) such other transaction with a similar effect, as shall be determined by the Board.

In case of any doubt whether the facts of the transaction in question meet the foregoing definition of the term Deemed Liquidation, then the Board shall determine whether or not the facts of the transaction in question meet the definition the foregoing definition.

2.11.1.4	Exercise Price- The exercise price of the equity-based compensation will be determined according to the average price of the last 30 trading days share price, prior to the grant date, plus 5%. In regards to US employees, the exercise price will be no less than applicable fair market value.

2.11.1.5	Expiration date - up to ten (10) years from the date of grant.

2.11.1.6	The grant of equity-based compensation will be granted as far as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.11.1.7	the equity-based compensation is subject to the following principles (and in any case- the lowest of):

1.	The maximum value of compensation in accordance with number of monthly salaries as specified below. The maximum compensation value is for one-year term and shall be calculated on a linear basis.

2.	The maximum rate of dilution for shareholders which will not exceed the rate listed below.

Maximum amounts as follows:

Role	Chairman	CEO	Subordinate Office holder
Maximum value for one-year term in Monthly Salaries	30	30	30
Maximum Dilution Rate	1.5%	5%	3%

2.11.1.8	Other conditions for long-term compensation will be in accordance with the Plan or any other long term compensation plan that will be adopted by the Company.

2.12	The ratio between the variable components and the basic salary component[4]

Role	The ratio between the variable components and the total compensation
Active Chairman	Up to 85%
CEO	Up to 85%
Subordinate office holders, if any	Up to 85%
Foreign office holders	Up to 85%

2.13	Extending the term of existing agreements with Company Office holders and making amendments to those agreements

2.13.1	Prior to extending the term of the services or employment agreement with a Company Office holder (whether this involves changes to the terms of employment or not), the Office holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

[4]	For that purpose, the “variable components” include the annual bonus, one-time bonus, special bonus and annual value of the share-based payment.

2.13.2	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.13.3	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate office holders shall be approved by the Company’s CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that Office holder comply with the provisions of this Policy.

In sections 2.13.2 and 2.13.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 5% of the overall annual cost of compensation of the Office holder.

2.14	Compensation of directors

2.14.3	The directors of the Company will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as they will be from time to time and according to the Company’s rank.

2.14.4	All directors may be reimbursed for their reasonable expenses (against invoices) incurred in connection with attending meetings of the Board of Directors and its committees thereof (including domestic and international travel expenses) and travelling on behalf of the Company, consistent with the Company’s practices and policies.

2.14.5	In addition, the directors of the Company will be entitled to parking expenses.

2.14.6	In the case of a director (except for external directors) with additional expertise in the Company’s operations and / or in other areas where the Board of Directors has decided that they are necessary for the Company, the Company will be entitled, to award that director, solely that the aggregate amount of the annual compensation to which the director is entitled, does not exceed $200,000.

2.14.7	Long-term compensation to directors- the Company may grant equity-based compensation to directors, including external directors and independent directors, from time to time, all in accordance with Applicable Law. The fair annual value of securities granted to directors at the grant date, as reflected in the Company’s financial statements, will be calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate), and will not exceed 200% of the total annual compensation and participation compensation given to directors in the 12 months preceding grant date.

All other provisions regarding the long-term compensation that apply to the officers under this Policy, will also apply to the long-term compensation granted to directors.

2.15	Recoupment (Clawback) Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Office holders to the extent such Office holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time. Any recoupment under this section 2.15 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under Applicable Law.

2.16	Exchange Rate

Monetary amounts in this Policy are quoted in $, yet subject to the applicable currency exchange rates or any exchange rate determined by the Board of Directors.

2.17	The ratio between the salary of Office holders and the salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median salary between the officers to the other full-time employees (in practice as of the date of approval of the Policy):

Role	Ratio to the average salary [5]	Ratio to Median salary
CEO	3.4	3.3
Subordinate office holders	1.8	1.8

As of the date of the compensation policy in the Company, there are 54 full-time employees who are not Office holders. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of IceCure Medical Ltd. were included.

At the time of approval of the compensation policy, the compensation committee examined the existing gaps between the officers and the other employees and found that in light of the nature and structure of the Company, the above ratios will not affect the existing employment relationship in the company. In addition, the compensation committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company’s officers, given the structure of the Company.

3	The powers of the Compensation Committee and the Company’s Board of Directors regarding the Policy

3.7	The Company’s Board of Directors is charged with the management of the Policy and all actions required for management thereof, including the power to interpret the provisions of the Policy where doubts arise as to the manner of its implementation.

3.8	The Company’s Compensation Committee and Board of Directors will assess, from time to time, the Policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.9	In order to assess the Company’s Policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the Policy in the Company.

***

[5]	The ratio to the average salary and the median salary refers to the salary cost of the employees of IceCure Medical Ltd. only, and does not include the cost of the salaries of the officers.